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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-34370

Progressive Waste Solutions Ltd.

(Translation of registrant's name into English)

400 Applewood Crescent
2nd Floor
Vaughan, Ontario L4K 0C3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐        Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of Progressive Waste Solutions Ltd. filed with the U.S. Securities and Exchange Commission.

EXHIBIT LIST

Exhibit	Description
99.1	Management's discussion and analysis for the year ended December 31, 2014
99.2	Consolidated financial statements for the year ended December 31, 2014

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 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2015

Progressive Waste Solutions Ltd.
By:	/s/ LORETO GRIMALDI Name: Loreto Grimaldi Title: Senior Vice-President, General Counsel and Secretary

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EXHIBIT LIST
SIGNATURE